John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 E-email:pminella@jhancock.com

Paula J. Minella Assistant Vice President and Counsel

VIA EDGAR

July 15, 2014

Jamie Lynn Walter, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) John Hancock Life Insurance Company (U.S.A.) Separate Account A “Simplified Life” File Nos. 811-4834 and 333-194818

Dear Ms. Walter:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

The above-referenced registration statement relates to the Simplified Life product. The purpose of this filing is to incorporate SEC Staff comments. In addition, all exhibits, financial statements and certain other information not included in the initial registration statement are included in this pre-effective amendment.

Request for acceleration

The Registrant and its Principal Underwriter hereby request an order to accelerate effectiveness of the above-referenced amendment to July 25, 2014, as permitted by Rule 461(a) under the Securities Act of 1933. The Registrant and its Principal Underwriter are aware of their obligations under the Securities Act of 1933.

Tandy Representation

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the enclosed documents, please call me at (617)-572-0320. Thank you.

Very truly yours,

/s/ Paula J. Minella
Paula J. Minella

Enclosures